UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Lord Abbett Private Credit Fund

(Name of Subject Company (Issuer))

Lord Abbett Private Credit Fund

(Names of Filing Person (Offeror and Issuer))

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

CUSIP: N/A

(CUSIP Number of Class of securities)

  _________________________________________________________

Randolph A. Stuzin, Esq.

Lord Abbett Private Credit Advisor LLC

30 Hudson Street

Jersey City, New Jersey 07302

(888) 522-2388

(Name, address and telephone no. of person authorized to receive notices and communications on behalf of filing person)

  _________________________________________________________

With copies to:

Richard Horowitz, Esq.

Cynthia Beyea, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Tel: (212) 698-3500

  _________________________________________________________

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

_________________________________________________________

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Lord Abbett Private Credit Fund (the “Company”), with the U.S. Securities and Exchange Commission on April 30, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase up to 5% shares of its outstanding common shares of beneficial interest, par value $0.01 per share (the “Shares”), pursuant to tenders by shareholders of the Company (“Shareholders”) at a purchase price equal to the net asset value per Share as of June 30, 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 30, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

This Amendment is being filed by the Company to report the final results of the Offer. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is provided pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended:

1. The Offer expired at 11:59 p.m., Eastern Time, on May 29, 2026.

2. 139,488.24 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

3. The per Share net asset value of the Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $24.86.

4. Payment of the purchase price of the Shares tendered was made to the shareholders of the Fund whose tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer to Purchase. The Fund paid on or about July 21, 2026, to the shareholders a total of $3,467,677.58, representing the net asset value as of June 30, 2026 of the total amount of Shares tendered by shareholders upon the terms and subject to the conditions set forth in the Offer to Purchase.

Except as specifically provided herein, the information contained in the Statement, as amended, remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lord Abbett Private Credit Fund

Date: July 22, 2026	By:	/s/ Randolph A. Stuzin
Name: Randolph A. Stuzin
Title: Vice President and Assistant Secretary

EXHIBIT INDEX

Exhibit
107	Calculation of Filing Fee Tables